

ONTACAD

Ontacad Pitch Deck

The simplest way to get software shopping and training

Problem

➢ **User guides for medical software and equipment are expensive, time-consuming and ineffective.**

➢ **Scientific/medical software providers spend too much time/money on after-sales service.**



Solution



Ontacad is the first SaaS for medical software and equipment providers

- **to offer online shopping, online training, and fast support**

- **to convert the user guides for equipment to video tutorials**









Reduce Cost   **Save Time**   **Improve Performance**   **Increase Revenue**





ONTACAD

Product

ONTACAD
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How It Works?

Scientific software providers will offer their

- ✓ products
- ✓ training materials
- ✓ fast support

to help their customers be satisfied and more productive

Market Size (Worldwide)

 ONTACAD

$550 Billion

$180 Billion

$20 Billion

Global Scientific/Medical Instruments and Software Market Size 2020

Scientific/Medical Instruments and Software in the US Market Size 2020

Scientific Instruments and Software Market in the US Market Size 2020

Total Market

Total Available Market

Total Addressable Market

The global SaaS market expected to grow at a **CAGR** of over **22%** during the forecast period **(2020-2027).** (source:Technavio, ResearchAndMarkets)

Competition







Online Learning Platforms

Medical Equipment Marketplace



LuxshopSoft





Software Marketplace

Business Model



ONTACAD

Monthly subscription services positioned initially for small business (2-10 employees)

$39/mo.
Basic Plan

Basic features for building scientific software stores

$79/mo.
Premium Plan

Advanced features for scaling scientific software businesses.

$37 M

Revenue 2021-2023

Go To Market



➢ **Using Market Channels:**







Paid Advertisement   **Strategic Partnership**   **Guest Blogging**

➢ **Target Market** (**B2B market**)

2020 Q4	2021 Q1	2021 Q2	2021 Q3

         

Universities   **Industries**   **Hospitals**   **Businesses**

Progress

➢ **Our technology has been protected under "U.S patent pending".**

➢ **Strong tech and customer pipeline.**

➢ **150 clients and highly favorable customer feedback.**

➢ **5 Strategic partnerships with organizations.**





ONTACAD

Our Team

Mr. Medhat Ahmed

Co-Founder and CEO of Ontacad

- ✓ CEO/ CTO of Skillsuper®
- ✓ Researcher and data scientist



Ms. Hanady Elgamal

Co-Founder and COO of Ontacad

- ✓ COO/ CMO of Skillsuper®
- ✓ Product and risk manager

Experience









World Health Organization

Université de Lille 2 DROIT ET SANTÉ

EDA Egyptian Drug Authority

SkillSuper®

London-based Edtech Startup



AL-RAJHY HOSPITAL LIVER



Al Rajhi Hospital

SIGMA PHARMACEUTICALS

Pharmaceutical Industries

Financial

We are looking for your support and mentorship

to go to the next level

$100K

Initial Investment

- Registration of IP (a utility patent and trademark)

- Customer development

- Early marketing efforts

 ONTACAD

Contact Us

🔗 **https://www.ontacad.com/**

✉ **medhat@ontacad.com**

584 Castro Street #3022, San Francisco

CA 94114 United States.



Competitive Advantages





First to The market

For first SaaS for scientific software providers



Strong Intellectual Property

Ontacad technology has been protected under "U.S patent pending"



Strong Team

Our team has complementary skills and experience to lead our startup innovation



Design & Brand

A memorable name to gain share of mind



Time Reduction

Through Ontacad, users can access scientific tools 3x faster than any other solutions



Ease of Use

Simple and friendly customer interface